UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

Telecom Italia S.p.A.

(Name of Issuer)

Common Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

MEDIOBANCA S.p.A.
Attn:  Dr. Stefano Vincenzi
Director, Office of Compliance
Piazza di Spagna, 15
00187 Rome, Italy
011.39.06.6795877

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Tobia Croff, Esq.
Shearman & Sterling LLP
Corso Venezia, 16
20121 Milan, Italy
011.39.02.0064.1500

January 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 87927W10	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mediobanca S.p.A. - Banca di Credito Finanziario S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO, BK

This Amendment No. 7 amends the Statement on Schedule 13D, dated October 31, 2006, as subsequently amended (the “Schedule 13D”), filed by the Reporting Person, a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A. (the “Telecom Italia Shares”), a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  Capitalized terms used in this Amendment No. 7 without definition have the meanings ascribed to them in the Schedule 13D.

Introduction.

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali S.p.A. (“AG” and, together with the AG group companies (Alleanza Toro S.p.A., formerly known as Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung AG, formerly known as Volksfürsorge Deutsche Lebensversicherung AG, and Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the October 25th Amendment (as defined below), together “Generali”), Sintonia S.A. (“SI”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca” and, together with Generali, SI and Intesa Sanpaolo, the “Italian Investors”) and Telefónica S.A., the Spanish-based telecommunications operator (“Telefónica”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “October 25th Amendment”), the “Co-Investment Agreement”).  The Co-Investment Agreement established the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”), an Italian corporation.  On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

Through Telco, the Investors purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which in turn held at that time 2,407,345,359 Telecom Italia Shares or approximately 18% of the ordinary share capital, of Telecom Italia, from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and SI (together, “Sintonia”).  The closing of the purchase of the entire share capital of Olimpia, divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”) pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which was previously filed on Schedule 13D as Exhibit 13.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, on October 25, 2007 pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed to Telco the Telecom Italia Shares they held on that date.  These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.  Copies of the Co-Investment Agreement and the October 25th Amendment were previously filed on Schedule 13D as Exhibits 5 and 11, respectively.

On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended, the “Shareholders Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Italia Shares directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.  A copy of the Shareholders Agreement was previously filed on Schedule 13D as Exhibit 7.

Pursuant to the October 25th Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions within the time frame set forth therein.  On November 19, 2007, the Investors entered into an Amendment to the Shareholders Agreement and to the bylaws (the “November 19th Amendment”) to address the content of the Announcement, and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders Agreement and by-laws of Telco as provided in the November 19th Amendment.  A copy of the November 19th Amendment was previously filed as Exhibit 16 and an unofficial English translation of the amended and restated by-laws of Telco (the “Telco By-laws”) was previously filed on Schedule 13D as Exhibit 17.

Separately, on November 6, 2007, pursuant to the Shareholders Agreement, Telco and Telefónica entered into a Call Option Agreement (the “Option Agreement”) to grant Telefónica an option to purchase Telecom Italia Shares or

Olimpia Shares, as the case may be, from Telco in the event that a decision to dispose or encumber Telecom Italia Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party.  A copy of the Option Agreement was previously filed on Schedule 13D as Exhibit 18.  On November 15, 2007, pursuant to Article 5 of the Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Option Agreement.  A copy of the Olimpia adherence letter was previously filed on Schedule 13D as Exhibit 19.

In March 2008, Telco acquired 121,530,000 Telecom Italia Shares, representing 0.91% of Telecom Italia’s ordinary share capital.  As a result, Telco’s holding in Telecom Italia increased from 23.6% to 24.5% equal to 3,278,702,623 Telecom Italia Shares.

On October 28, 2009, SI requested, pursuant to Article 11(b) of the Shareholders Agreement, the non-proportional de-merger of Telco, with the assignment of its pro rata share of the assets and liabilities of Telco (comprised of Telecom Italia Shares held by Telco representing approximately 2,06% of Telecom Italia’s ordinary share capital (the “SI Telecom Shares”)).

On the same date, the Investors other than SI, namely Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Non-Exiting Shareholders”) acknowledged SI’s decision and, by entering into a Renewal Agreement dated October 28, 2009  and effective as of April 28, 2010 (the “Renewal Agreement”), agreed (i) not to request the non-proportional de-merger of Telco, with the assignment of their corresponding share of Telecom Italia Shares at that time; and (ii) to renew the Shareholders Agreement for an additional term of three years until April 27, 2013 substantially on the same terms and conditions, except to provide that (a) the right of the Non-Exiting Shareholders to request the non-proportional de-merger of Telco not later than six months prior to the new expiry date will only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011 (such Shareholders Agreement, as amended and renewed, the “New Shareholders Agreement”).  A copy of the Renewal Agreement was previously filed on Schedule 13D as Exhibit 20 and a copy of the joint press release, dated October 28, 2009, issued by the Non-Exiting Shareholders announcing the events described above was previously filed on Schedule 13D as Exhibit 22.

The Non-Exiting Shareholders also agreed, in the Renewal Agreement, to consider and evaluate – together with SI – mutually agreed alternative ways to permit SI to exit Telco, other than through non-proportional de-merger.

In connection with the Renewal Agreement, separately on October 28, 2009, Telco and Telefónica entered into an Amendment Deed to the Call Option Agreement (the “Amendment to Option Agreement”) (i) to extend the term of the Option Agreement to coincide with the expiration date of the New Shareholders Agreement, and (ii) to exempt certain transactions regarding the Telecom Italia Shares, namely those related to the exercise of de-merger and early withdrawal rights pursuant to Article 11(b) of the Shareholders Agreement.  A copy of the Amendment to Option Agreement was previously filed on Schedule 13D as Exhibit 21.

The terms of SI’s exit were approved on November 26, 2009, when an extraordinary general meeting of the Telco shareholders unanimously approved a proposal of the Telco board of directors to permit SI to exit Telco in a single transaction consisting of two parts (the “SI Exit Transaction”). The SI Exit Transaction was concluded on December 22, 2009 when Telco and SI executed a Purchase and Sale Agreement (the “SI Exit Agreement”), pursuant to which: (i) SI acquired the SI Telecom Shares from Telco for consideration of euro 605,254,575.20 (equal to a price of euro 2.20 for each SI Telecom Share) (the “SI Telecom Share Transfer”), and (ii) Telco voluntarily reduced its share capital by acquiring and cancelling SI’s Telco shares (equal to 162,752,995 class A shares, constituting 8.39% of Telco’s share capital) for consideration of euro 293,461,160.95 (equal to a price of approximately euro 1.80 for each Telco share) which is equal to the pro rata net asset value of SI’s interest in Telco as of December 15, 2009 (the “Telco Share Capital Reduction”).

Because cash consideration was payable under the SI Exit Agreement by both Telco and SI, pursuant to the SI Exit Agreement only a single net cash payment (the “Sintonia Payment”) was made by SI of euro 311,793,414.25 (equal to the cash consideration due from SI to Telco of euro 605,254,575.20 in respect of the SI Telecom Share Transfer minus the cash consideration due from Telco to SI of euro 293,461,160.95 in respect of the Telco Share Capital Reduction).  An unofficial translation of the SI Exit Agreement was previously filed on Schedule 13D as Exhibit 23 and the related Telco press release, dated December 22, 2009, was previously filed on Schedule 13D as Exhibit 24.

On December 22, 2009 the Non-Exiting Shareholders and Telco entered into a framework agreement (the “Framework Agreement”) pursuant to which the Non-Exiting Shareholders agreed, among other things, to take certain actions and enter into certain transactions in order to permit Telco (a) to comply with its obligations under its existing credit facilities, and (b) to refinance its financial indebtedness maturing in January 2010.

Consistent with the Framework Agreement, on January 11, 2010 Telco entered into a euro 1.3 bilion loan agreement (the “New Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “Senior Lenders”).  The New Refinancing Facility matures on May 31, 2012 and is guaranteed by a pledge (the “Pledge”) in favor of the Senior Lenders over certain Telecom Italia Shares held by Telco (the “Pledged Shares”).

Also on January 11, 2010 in connection with the New Refinancing Agreement, the Non-Exiting Shareholders entered into an amendment agreement to the New Shareholders Agreement (the “Amendment Agreement”) pursuant to which the Non-Exiting Shareholders: (i) confirmed that each Non-Exiting Shareholder would endeavor to provide financial support to Telco on a pro rata basis (in proportion to its respective shareholding in Telco); (ii) established the terms and conditions upon which each Non-Exiting Shareholder may provide such support by means of a cash injection (a “Cash Injection”) if necessary under the New Refinancing Facility; and (iii) established the terms and conditions that would govern the Non-Exiting Shareholders’ option to acquire the Pledged Shares from the Senior Lenders (the “Call Option”) in the event that the Senior Lenders acquire any of the Pledged Shares by enforcing the Pledge.  Further, on January 11, 2010, the terms of the Call Option were agreed between the Non-Exiting Shareholders and the Senior Lenders in a separate option agreement (the “Option Agreement”).  A copy of the Amendment Agreement is filed as Exhibit 25 hereto, a copy of the Option Agreement is filed as Exhibit 26 hereto and a copy of Telco press release announcing the events described above, dated January 11, 2010, is filed as Exhibit 27 hereto.

Items 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 5.  Interest in Securities of the Issuer.

Mediobanca, through its interest in Telco, may be deemed to beneficially own 3,003,586,907 Telecom Italia Shares, representing approximately 22.4% of the outstanding Telecom Italia Shares.  Mediobanca may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Italia Shares.

The beneficial ownership of Telecom Italia Shares by the persons listed in Annex A to this Amendment No. 7, to the best of Mediobanca’s knowledge is indicated next to such person’s name in such Annex A.  To the best of Mediobanca’s knowledge, such persons have sole voting and dispositive power over the Telecom Italia Shares that they beneficially own, if any.  To Mediobanca’s knowledge, other than as disclosed in Annex A, during the 60-day period preceding the date of filing of this Amendment No. 7, the persons listed in Annex A have not effected proprietary transactions in Telecom Italia Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

AMENDMENT AGREEMENT

The description of the Amendment Agreement in the Introduction to this Amendment No. 7 is incorporated herein by reference.

Pursuant to the Amendment Agreement, the Non-Exiting Shareholders (i) confirmed that each Non-Exiting Shareholder would endeavor to provide financial support to Telco on a pro rata basis (in proportion to its respective shareholding in Telco); (ii) established the terms and conditions upon which each Non-Exiting Shareholder may provide such support by means of a Cash Injection if necessary under the New Refinancing Facility; and (iii) established the terms and conditions that would govern the Call Option in the event that the Senior Lenders acquire any of the Pledged Shares by enforcing the Pledge.

Cash Injections would be made by means of a shareholders’ loan or by any other means mutually agreed, within the timeframe provided for under the New Refinancing Agreement to prevent the Senior Lenders from acquiring any of the Pledged Shares by enforcing the Pledge.  Each Non-Exiting Shareholder is allowed to propose to finance its pro-rata share Cash Injection through the purchase of bonds issued by Telco and, possibly, to the extent practicable within the above mentioned timeframe, through a fully funded bridge loan.

If one or more Non-Exiting Shareholders refuse to provide their pro-rata share Cash Injection (such Non-Exiting Shareholder, a “Dissenting Shareholder”), the other Non-Exiting Shareholders (the “Supporting Shareholders”) may fund the shortfall pro-rata among themselves in the same proportion as their respective shareholdings in Telco.  If, however, the Dissenting Shareholder is a holder of Telco Class A shares, the corresponding right to cover its Cash Injection is granted only to, and may be exercised only by, other Supporting Shareholders that hold Telco Class A shares.

If the Senior Lenders acquire any of the Pledged Shares by enforcing the Pledge (such shares, the “Foreclosed Shares”), the Supporting Shareholders may exercise the Call Option granted under the Option Agreement on such Foreclosed Shares pro-rata among themselves in the same proportion as their respective shareholdings in Telco as of the date of exercise of the Call Option.  Any Foreclosed Shares for which the Call Option has not been exercised by one or more Non-Exiting Shareholders (a “Non-Exercising Shareholder”) may be acquired: (i) by another Supporting Shareholder holding Telco shares of the same class as the Telco shares held by such Non-Exercising Shareholder, and (ii) if the applicable Foreclosed Shares are not acquired pursuant to (i), any Supporting Shareholder holding Telco shares of the other class may acquire such Foreclosed Shares.

The foregoing summary of certain material provisions of the Amendment Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 25 hereto.

OPTION AGREEMENT

The description of the Option Agreement in the Introduction of this Amendment No. 5 is incorporated herein by reference.

Pursuant to the Option Agreement, the Senior Lenders will provide written notice to the Non-Exiting Shareholders of any enforcement of the Pledge under the New Facility Agreement (the “Enforcement Notice”).  Together with the Enforcement Notice, the Senior Lenders will also deliver to the Non-Exiting Shareholders a written notice (the “Calculation Notice”) stating (i) the aggregate outstanding amount plus accrued and unaccrued interest and any other costs and expenses, including enforcement costs under the New Refinancing Facility; (ii) the price at which the Senior Lenders are entitled to acquire the Pledged Shares by enforcing the Pledge (i.e. for listed Subject Shares, as hereinafter defined, the average market  price for the prior 5 business days) (the “Enforcement Price”), and (iii) the number of Pledged Shares subject to acquisition by the Senior Lenders pursuant to the Pledge (the “Subject Shares”).

Each Non-Exiting Shareholder is entitled to acquire from the Senior Lenders the Subject Shares at a price per Subject Share equal to the higher of (i) the aggregate outstanding amount plus accrued and unaccrued interest and any other costs and expenses, including enforcement costs, under the New Refinancing Facility, divided by the aggregate number of the Subject Shares, and (ii) the Enforcement Price.

Non-Exiting Shareholders may exercise the Call Option exclusively for the exact amount of Subject Shares by delivery to the Senior Lenders and the other Non-Exiting Shareholders of a written notice (the “Exercise Notice”), no later than five business days after receipt of the Calculation Notice, provided, however, that if there is a discrepancy in the aggregate number of Subject Shares reported on the Exercise Notices due to clerical errors, the relevant Non-Exiting Shareholders are entitled to cure, within one business day, such clerical errors.

The foregoing summary of certain material provisions of the Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 26 hereto.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 25:
Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A

Exhibit 26:
Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Unicredit Corporate Banking S.p.A., Société Générale as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. as shareholders

Exhibit 27:	Telco S.p.A. press release, dated January 11, 2010

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2010

/s/ Stefano Vincenzi
Signature

Stefano Vincenzi
Director of Compliance
Name/Title

/s/ Cristiana Vibaldi
Signature

Cristiana Vibaldi
Middle Manager – Authorized Signatory
Name/Title

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF MEDIOBANCA

The name, title, present principal occupation or employment of each of the directors and executive officers of Mediobanca are set forth below.  The business address of each member is Mediobanca’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Mediobanca.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name	Place and date of birth	Term expires	Principal activities performed by the person outside Mediobanca	Telecom Italia Shares beneficially owned
Chairman	Cesare Geronzi	Marino, Italy February 15, 1935	2011		None
Vice Chairman	Dieter Rampl**	Munich, Germany September 5, 1947	2011	Chairman UniCredit Group	None
Vice Chairman	Marco Tronchetti Provera	Milan, Italy January 18, 1948	2011	Chairman Pirelli & C. Chairman Pirelli & C. Real Estate Chairman Pirelli Tyre Chairman Olimpia Chairman CAMFIN	None
Member and Chief Executive Officer	Alberto Nagel	Milan, Italy June 7, 1965	2011		None
Member and General Manager	Renato Pagliaro	Milan, Italy February 20, 1957	2011		None
Member and Deputy General Manager	Maurizio Cereda	Milan, Italy January 7, 1964	2011		None
Member and Deputy General Manager	Massimo Di Carlo	Rovereto, Italy June 25, 1963	2011		None
Member and Deputy General Manager	Francesco Saverio Vinci	Milan, Italy November 10, 1962	2011		12,892
Member	Jean Azema*	Pantin, France February 23, 1953	2011	General Manager Groupama Chairman Groupama International	None
Member	Tarak Ben Ammar*	Tunis, Tunisia June 12, 1949	2011	Chairman and General Manager Quinta Communications	None
Member	Gilberto Benetton	Treviso, Italy June 19, 1941	2011	Chairman Edizione Holding Chairman Sintonia Chairman Autogrill Vice Chairman Olimpia Vice Chairman Telecom Italia	1,946,250
Member	Marina Berlusconi	Milan, Italy August 10, 1966	2011	Chairman Fininvest Chairman Arnoldo Mondadori Editore	None

Member	Antoine Bernheim*	Paris, France September 4, 1924	2011	Chairman Assicurazioni Generali Vice Chairman Alleanza Assicurazioni Vice Chairman LVMH Vice Chairman Bolloré Investissement	189,934
Member	Roberto Bertazzoni	Guastalla, Italy December 10, 1942	2011	Chairman SMEG Chairman ERFIN	None
Member	Vincent Bolloré*	Boulogne Sur Seine, France April 1, 1952	2011	Chairman and General Manager Group Bolloré	None
Member	Angelo Casò	Milan, Italy August 11, 1940	2011	Practicing Dottore Commercialista (independent tax and accounting professional)	None
Member	Ennio Doris	Tombolo, Italy July 3, 1940	2011	Chairman Banca Mediolanum Managing Director Mediolanum	None
Member	Jonella Ligresti	Milan, Italy March 23, 1967	2011	Chairman Fondiaria – SAI Vice Chairman Gilli Vice Chairman Premafin	671
Member	Fabrizio Palenzona	Novi Ligure, Italy September 1, 1953	2011	Deputy Chairman UniCredit Group Chairman and Managing Director FAI Service Chairman Aviva Italia Chairman Slala Chairman GwH Chairman ALScat Chairman ADR	None
Member	Marco Parlangeli	Siena, February 20, 1960	2011	Chairman Sienabiotech Chief Executive and General Manager Fondazione Monte dei Paschi di Siena	None
Member	Carlo Pesenti	Milan, Italy March 30, 1963	2011	Director and General Manager Italmobiliare Managing Director Italcementi Chairman Ciments Français	3,300
Member	Eric Strutz**	Mainz, Germany December 13, 1964	2011	CFO and Member of Management Board Commerzbank	None

* French citizen.

** German citizen.

Exhibit No.	Description

Exhibit 25:
Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A

Exhibit 26:
Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca - Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca - Banca di Credito Finanziario S.p.A. as shareholders

Exhibit 27:	Telco S.p.A. press release, dated January 11, 2010